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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERSTATE HOTELS CORPORATION
(Name of Subject Company)

INTERSTATE HOTELS CORPORATION
(Name of Person Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share
(including the associated preferred share purchase rights)
(Title of Class of Securities)

46088R108
(CUSIP Number of Class of Securities)

Timothy Q. Hudak, Esq.
Foster Plaza Ten
680 Andersen Drive
Pittsburgh, Pennsylvania 15220
(412) 937-0600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jere R. Thomson, Esq.
Jones, Day, Reavis & Pogue
222 East 41st Street
New York, NY 10017
(212) 326-3939

INTRODUCTION

        This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on April 24, 2002, and amended on May 2, 2002 (the "Schedule 14D-9"), by Interstate Hotels Corporation, a Maryland corporation ("Interstate"), relates to an offer by Shaner Hotel Group Limited Partnership ("Offeror") to purchase 2,465,322 shares of Interstate's Class A Common Stock, par value $0.01 per share, and the associated preferred stock purchase rights (the "Rights," and collectively with the Class A common stock, the "Shares") at a purchase price of $3.00 per Share. All capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        The information set forth under the caption "Item 4. The Solicitation or Recommendation—Background of the Offer" is hereby amended and supplemented by adding the following to the end thereof:

          "On May 6, 2002, Interstate sent a letter stockholders regarding the proposed merger with MeriStar Hotels & Resorts, Inc.

          A copy of the May 6, 2002 letter sent by Interstate is filed as Exhibit (a)(4) hereto and is incorporated herein by reference."

        The information set forth under the caption "Employment and Change-In-Control Agreements" in Annex A is hereby amended and supplemented by adding the following to the end thereof:

        "On April 30, 2002, Interstate entered into an Amended and Restated Employment Agreement with Mr. Kilkeary that will become effective as of the date, if any, on which Interstate enters into any form of business combination between Interstate and Meristar Hotels and Resorts, Inc.

        A copy of the April 30, 2002 Amended and Restated Employment Agreement with Mr. Kilkeary is filed as Exhibit (e)(21) hereto and is incorporated herein by reference."

Item 9. Exhibits

        The information set forth under the caption "Item 9. Exhibits" is hereby amended and supplemented by adding the following new exhibit:

(a)(4)	Letter sent by Interstate to stockholders on May 6, 2002 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on May 6, 2002).
(e)(21)
Amended and Restated Employment Agreement, dated as of April 30, 2002 and effective as of the date, if any, on which Interstate enters into any form of business combination between Interstate and Meristar Hotels and Resorts, Inc., by and between Interstate Hotels Corporation and Kevin P. Kilkeary (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on May 6, 2002).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2002	INTERSTATE HOTELS CORPORATION
	By:	/s/ J. WILLIAM RICHARDSON J. William Richardson Vice Chairman, Chief Financial Officer and Director

EXHIBIT INDEX

(a)(4)	Letter sent by Interstate to stockholders on May 6, 2002 (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on May 6, 2002).
(e)(21)
Amended and Restated Employment Agreement, dated as of April 30, 2002 and effective as of the date, if any, on which Interstate enters into any form of business combination between Interstate and Meristar Hotels and Resorts, Inc., by and between Interstate Hotels Corporation and Kevin P. Kilkeary (incorporated by reference to the Soliciting Material under Rule 14a-12 on Schedule 14A filed by the Company on May 6, 2002).

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX